UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005.
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM to

COMMISSION FILE NUMBER: 1-11802

QUEBECOR WORLD (USA) INC.
401(k) PLAN

QUEBECOR WORLD (USA) INC.
291 State Street
North Haven, CONNECTICUT 06473
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

203-532-4200
(Registrant's telephone number, including area code)

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm)

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005	4
Notes to Financial Statements	5-10

Supplemental Schedule:*
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

Exhibit
Exhibit 23 Consent of KPMG LLP	12

*Certain supplemental schedules to be filed with the Department of Labor in accordance with the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

Report of Independent Registered Public Accounting Firm

The Trustees and Participants
Quebecor World (USA) Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Quebecor World (USA) Inc. 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 28, 2007

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005
	2006	2005
Investments, at fair value:
Mutual funds	$369,854,536	$355,989,792
Common/collective trusts	234,430,943	238,809,518
Quebecor World Inc. Stock Fund	7,425,322	5,973,369
Participants loans	28,515,179	31,102,689
Total investments	640,225,980	631,875,368

Cash	1,897	13,409

Receivables:
Employer contributions	3,106,249	446,906
Employee contributions	929,877	889,213
Total receivables	4,036,126	1,336,119

Net assets reflecting all investments at fair value	644,264,003	633,224,896

Adjustment from fair value to contract value for fully benefit-responsive investments	214,106	48,713
Net assets available for benefits	$644,478,109	$633,273,609
See accompanying notes to financial statements.

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005
	2006	2005
Additions:
Investment income:
Dividends and interest income	$33,262,425	$24,060,199
Net appreciation in fair value of investments	27,292,361	18,745,914
Total investment income	60,554,786	42,806,113
Contributions:
Employer	8,963,532	5,165,369
Employee	29,877,656	32,640,949
Rollover	1,518,849	399,180
Total contributions	40,360,037	38,205,498
Transfers to other plan	(521,717)	–
Total additions	100,393,106	81,011,611
Deductions:
Benefits paid to participants	(88,819,464)	(64,836,541)
Transaction charges	(369,142)	(206,326)
Total deductions	(89,188,606)	(65,042,867)
Net increase in net assets	11,204,500	15,968,744
Net assets available for benefits:
Beginning of year	633,273,609	617,304,865
End of year	$644,478,109	$633,273,609
See accompanying notes to financial statements.

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2006 and 2005

(1)     Description of Plan

The following is a general description of the Quebecor World (USA) Inc. 401(k) Plan (the Plan). Employees should refer to the Plan document for a more complete description of the Plan's provisions.

(a)     General

The Plan is a defined contribution plan that was established on July 1, 1991. The purpose of the Plan is to help provide non-unionized participants and members of a participating bargaining unit (PBU) of Quebecor World (USA) Inc. (the Company and Plan Sponsor) and its affiliates with benefits for their retirement. Non-union, full-time permanent employees are eligible to participate in the Plan upon their first hour of service and upon attaining the age of 18; and non-union, part-time employees can participate following the completion of 1,000 hours of service or one year of service, whichever comes first, and upon attaining the age of 18. PBU employees shall become eligible on the entry date on which the employee satisfies the eligibility requirements set forth in the relevant collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company is the administrator of the Plan. Mercer Trust Company (Mercer) is the trustee and custodian of the Plan's investments.

(b)     Contributions

Up to February 1, 2004, non-union participants had an employer match equal to 50% of the employee's pre-tax contribution, up to a maximum contribution of $1,500 per plan year. Effective February 1, 2004, as part of a cost reduction initiative, the Company temporarily suspended employer matching contributions to the Plan except where required by collective bargaining agreements. The employer contributions for the non-union participants were reinstated and amended effective January 1, 2005. The employer contribution calculation was modified to a 50% match, limited to $500 a year, of all non-union employee pre-tax for all hourly employees contributions with annual salaries under $70,000, and for all salaried employees with annual salaries under $50,000.

Effective July 1, 2002, non-union participants may contribute up to 50% of pre-tax annual compensation subject to certain limitations, as defined by the Plan. Prior to July 1, 2002, non-union participants could contribute up to 15% of their pre-tax annual compensation subject to certain limitations, as defined by the Plan. Members of a PBU may contribute as permitted by the collective bargaining agreement applicable to the employee and will have an employer match equal to the amount set forth in this agreement.

On June 9, 2006, the Pension Committee of Quebecor World Inc., the Parent of the Plan Sponsor, approved the elimination of the Quebecor World Inc. Stock Fund as an investment option for participants effective October 1, 2006 prospectively. No new contributions to this fund will be accepted after this date. Also effective October 1, 2006, the Pension Committee increased the employer matching contribution to 100% of employee contributions, subject to a limit of 2% of annual compensation. Additionally, effective October 1, 2006, there has been a further employer contribution equal to 2% of the annual compensation of each eligible non-union employee actively employed on December 31 of each Plan year.

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2006 and 2005

(c)     Participant Accounts

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and the funds' earnings in which the participant elects to participate. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

(d)     Vesting

Participants hired on or after January 1, 2001 will become 100% vested after three years of service. Participants will automatically become 100% vested if they reach age 59-1/2, die, or become permanently disabled while employed with the Company or its participating affiliates. Participants hired before January 1, 2001 will become vested according to their respective merged plan's vesting schedules, which range from one to five years, as described in the Plan document.

(e)     Forfeitures

Upon termination of service of a participant prior to full vestiture, the non-vested portion of the Company's contribution is forfeited and used to pay Plan expenses and/or applied to reduce future employer contributions.

	2006	2005
Forfeited accounts as of January 1	$364,953	$244,317

Add: Current year forfeitures	181,744	304,869
Less: Forfeitures used for:
Employer contributions and plan expenses	453,070	184,233

Forfeited accounts as of December 31	$93,627	$364,953

These amounts are invested in the Putnam Stable Value Fund.

(f)     Investment Elections

Participants may direct the investment of all contributions made to their account balance in any combination of the investment options available, in increments of 1%. Participants may change both their contribution percentage and investment options at any point of time. The investment options available to participants as of December 31, 2006 consisted of the following:

Harbor Capital Appreciation Fund  –  The fund invests primarily in equity securities with above-average prospects for growth with an aim of long-term capital appreciation. The fund invests principally in common stocks, preferred stocks, rights, and depositary receipts of companies with market capitalization of at least $1 billion.

Vanguard Mid-Cap Index Fund  –  The fund invests primarily in stocks of medium-size U.S. companies to replicate the performance of the MSCI U.S. Mid Cap 450 Index.

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2006 and 2005

PIMCO Total Return Fund  –  The fund invests primarily in investment-grade debt securities, but may invest up to 10% of its assets in high-yield securities.

Morgan Stanley Institutional Fund (MSIF) Small Company Growth Portfolio  –  The fund invests primarily in growth-oriented equity securities of small companies with an aim of long-term capital appreciation. Market prices for such investments tend to fluctuate more than those of investments in larger, more established companies.

Putnam Retirement Ready Portfolios  –  Each Retirement Ready Portfolio has a different target date indicating when the portfolio's investors expect to retire and begin withdrawing assets from their accounts. The dates range from 2010 to 2050 in five-year intervals, with the exception of the Maturity Portfolio, which is designed for participants who are at or near retirement.

All of the Retirement Ready Portfolios are diversified across an array of Putnam mutual funds that invest in different styles and include a mix of stocks, bonds, and capital preservation investments. The Portfolios can invest significantly in foreign securities, which involve certain risks, such as currency fluctuations, economic instability, and political developments.

Putnam Stable Value Fund  –  The fund invests mainly in investment contracts or similar investments issued by insurance companies, banks, and other financial institutions. To provide liquidity, a portion of the fund's assets is invested in high-quality money market instruments.

Putnam S&P 500 Index Fund  –  The fund invests in stocks that comprise the Standard & Poor's 500 Composite Stock Price Index either directly or through collective investment trusts.

Neuberger & Berman Genesis Trust Fund  –  The fund invests primarily in stocks of companies with small market capitalizations.

Fidelity Equity Income Fund  –  The fund invests primarily in income-producing equity securities.

Quebecor World Inc. Stock Fund  –  The fund invests in the subordinated voting shares of Quebecor World Inc.

Blackrock International Index Fund  –  The fund generally invests in a statistically selected sample of equity securities included in the index and in other types of financial instruments. The index is comprised of equities of companies from various industrial sectors whose primary trading markets are located outside the United States, and which are selected from the largest capitalization companies in such markets. This fund is non-diversified.

(g)     Participant Loans

An active participant may borrow against his or her vested account balance a minimum of $1,000 up to the lesser of $50,000 or 50% of his or her vested account balance, subject to certain restrictions. Participant loans are charged interest at a fixed rate of 1% plus the prime rate at loan origination. Outstanding loans at December 31, 2006 had interest rates ranging from 5% to 10.5%. Loan transactions are treated as a transfer between the investment fund and the loan fund.

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2006 and 2005

(h)     Payment of Benefits

Upon termination of employment, death, attainment of age 59-1/2, or certain hardships, as defined by the Plan, participants may elect to withdraw amounts from the Plan. Additionally, a participant may withdraw up to a 100% of his or her rollover balance at any time.

(i)     Plan Expenses

The Plan shall pay reasonnable administrative expenses of the Plan.

(j)     New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

(2)    Summary of Significant Accounting Policies

(a)    Accounting Basis

The Plan's financial statements are prepared on the accrual basis of accounting.

(b)     Investment Valuation and Income Recognition

The mutual funds and Quebecor World Inc. Stock Fund of the Plan are carried at fair value, which is quoted market value for all investment accounts.

Participant loans are carried at cost, which approximates fair value. Purchases and sales are recorded on a trade-date basis; dividends are recorded on the ex-dividend date; and interest is recorded when earned.

Common/Collective Trusts

The Putnam S&P 500 Index Fund is stated at fair value based on the quoted market values of the underlying investments. The Putnam Stable Value Fund consists primarily of fully benefit-responsive investment contracts. The investments in the fully benefit-responsive investment contracts are stated at contract value which is equal to principal balance plus accrued interest. In determining the net assets available for benefits, the Putnam Stable Value Fund contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is based on the value of the underlying investments and is expressed in units. The average yield to maturity and crediting interest rate for the Putnam Stable Value Fund was approximately 4.6% and 4.7% at December 31, 2006 and 2005, respectively.

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2006 and 2005

(c)     Payments of Benefits

Benefit payments are recorded by the Plan when they have been approved for payment and paid by the Plan.

(d)     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(e)     Risks and Uncertainties

The Plan provides for various investment options in a number of mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(3)     Investments Exceeding 5% of Net Assets and Net Appreciation in Fair Value of Investments

The following investments, reflected at fair value, represent 5% or more of the Plan's net assets available for benefits as of December 31, 2006 and 2005, respectively:

	2006	2005
Mutual Funds
Fidelity Equity Income Fund	$97,932,574	$91,423,447
Blackrock International Index Fund	45,176,041	34,135,439
Harbor Capital Appreciation Fund	29,771,350	34,648,873
Neuberger & Berman Genesis Trust Fund	74,798,311	84,483,170

Common/Collective Trusts
Putnam S&P 500 Index Fund	66,056,595	64,881,465
Putnam Stable Value Fund	168,374,348	173,928,053

The following presents the net appreciation in fair value of investments for the Plan years ended December  31, 2006 and 2005:

	2006	2005
Net realized/unrealized gain (loss):
Mutual Funds	$18,868,991	$18,155,441
Common/collective trusts	9,161,041	2,995,931
Common stock	(737,671)	(2,405,458)
	$27,292,361	$18,745,914

(4)     Related Party Transactions

Certain Plan investments are in funds managed by Mercer Trust Company, the Plan's trustee. In addition, one of the investment options of the Plan is the subordinated voting shares of Quebecor World Inc., the parent of the Plan Sponsor, through the Quebecor World Inc. Stock Fund. These transactions qualify as party-in-interest transactions. Fees paid to investment managers are netted against the investment returns in the statement of changes in net assets.

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2006 and 2005

(5)     Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Company terminates the Plan, participants will receive a distribution in accordance with the terms and conditions of the Plan document.

(6)     Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 9, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although The Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)     Commitments

Of the total net assets available for benefits at December 31, 2006, $140,650,093 relates to accounts of participants who have terminated employment with the Company but who have not elected to receive distributions of their benefits. Such distributions can occur upon request of the terminated participants.

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006
(a)		(b)	(c)	(d)	(e)
		Identity of issuer, borrower,	Description of		Current
		lessor, or similar party	investment	Cost	value

		Harbor	Harbor Capital Appreciation Fund, 892,694 shares	**	$29,771,350
		Merrill Lynch	Blackrock International Index Fund, 2,983,886 shares	**	45,176,041
		Vanguard	Vanguard Mid Cap Index Fund, 23,768 shares	**	2,132,713
		Morgan Stanley	MSIF inc. Small Company Growth Fund, 2,424,765 shares	**	30,624,777
*		Putnam Investments	Putnam Retirement Ready Maturity Fund, 40,886 shares	**	2,343,165
*		Putnam Investments	Putnam Retirement Ready Maturity 2010 Fund, 114,782 shares	**	6,983,307
*		Putnam Investments	Putnam Retirement Ready Maturity 2015 Fund, 147,632 shares	**	9,983,705
*		Putnam Investments	Putnam Retirement Ready Maturity 2020 Fund, 192,235 shares	**	13,973,587
*		Putnam Investments	Putnam Retirement Ready Maturity 2025 Fund, 162,393 shares	**	12,202,222
*		Putnam Investments	Putnam Retirement Ready Maturity 2030 Fund, 106,201 shares	**	8,311,262
*		Putnam Investments	Putnam Retirement Ready Maturity 2035 Fund, 52,229 shares	**	4,195,527
*		Putnam Investments	Putnam Retirement Ready Maturity 2040 Fund, 24,835 shares	**	2,064,744
*		Putnam Investments	Putnam Retirement Ready Maturity 2045 Fund, 20,118 shares	**	1,696,311
*		Putnam Investments	Putnam Retirement Ready Maturity 2050 Fund, 4,699 shares	**	290,524
		Neuberger and Berman	Neuberger & Berman Genesis Trust Fund, 1,567,113 shares	**	74,798,311
		Pending Account	Non interest-bearing cash	**	1,897
*	(1)	Putnam Investments	Putnam Stable Value Fund, 168,588,455 units	**	168,588,455
*		Putnam Investments	Putnam S&P 500 Index Fund, 1,777,148 shares	**	66,056,595
*		Quebecor World Inc.	Quebecor World Inc. Stock Fund, 642,329 shares	**	7,425,322
		Pacific Investment Management Co.	Pimco Total Return Fund, 2,651,100 shares	**	27,518,415
		Fidelity	Fidelity Equity Income Fund, 1,672,631 shares	**	97,932,574
*		Participant loans	Loans, ranging 0-5 years maturity with interest rates of 5% to 10.5%		28,515,179
		Total investments			$640,441,983
*		Party-in-interest as defined by ERISA.
**		In column (d), cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.
(1)		Reported at contract value

See accompanying report of independent registered public accounting firm.

EXHIBIT 23

KPMG
KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-8870) on Form S-8 of Quebecor World Inc. of our report dated June 28, 2007, with respect to the statements of net assets available for benefits of the Quebecor World (USA) Inc. 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, which report appears in the December 31, 2006 annual report on Form 11-K of the Quebecor World (USA) Inc. 401(k) Plan.

KPMG LLP

Hartford, Connecticut
June 28, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD (USA) INC.
By:	/s/ David McCarthy
Name:	David McCarthy
Title:	President

Dated:	June 28, 2007